                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-779

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            POGO PRODUCING COMPANY
                         5 GREENWAY PLAZA, SUITE 2700
                             HOUSTON, TEXAS 77046

Item 4.   (a) Financial Statements and Schedule prepared in accordance with the financial reporting requirements of ERISA.

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

                             FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1999
                        TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1999 and 1998, of Pogo Producing Company and the changes in its net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     /s/ Arthur Andersen LLP


Houston, Texas
May 26, 2000

                         TAX-ADVANTAGED SAVINGS PLAN OF
                         ------------------------------

                             POGO PRODUCING COMPANY
                             ----------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1999 AND 1998
                        --------------------------------





                                                1999            1998
                                           -------------    -------------

INVESTMENTS, at quoted market value          $15,850,448       $10,727,723

CONTRIBUTIONS RECEIVABLE:
  Participant                                     51,605            47,109
  Company                                         35,421            32,189

CASH                                               1,000             1,873
                                             -----------       -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $15,938,474       $10,808,894
                                             ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                        TAX-ADVANTAGED SAVINGS PLAN OF
                        ------------------------------

                            POGO PRODUCING COMPANY
                            ----------------------


                      STATEMENTS OF CHANGES IN NET ASSETS
                      -----------------------------------

                          AVAILABLE FOR PLAN BENEFITS
                          ---------------------------

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                ----------------------------------------------



                                                                                             1999                 1998
                                                                                        --------------      --------------
INTEREST/DIVIDEND INCOME                                                                    $   550,291        $   395,821
                                                                                            -----------        -----------

NET APPRECIATION (DEPRECIATION) IN MARKET VALUE OF INVESTMENTS                                3,801,276         (4,178,966)
                                                                                            -----------        -----------
CONTRIBUTIONS:
 Participant                                                                                    949,616            835,835
 Company                                                                                        744,905            655,796
                                                                                            -----------        -----------

                        Total contributions                                                   1,694,521          1,491,631
                                                                                            -----------        -----------

WITHDRAWALS AND TERMINATIONS                                                                   (916,508)        (1,255,515)
                                                                                            -----------        -----------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR                                               5,129,580         (3,547,029)
 PLAN BENEFITS

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                                    10,808,894         14,355,923
                                                                                            -----------        -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                         $15,938,474        $10,808,894
                                                                                            ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                        TAX-ADVANTAGED SAVINGS PLAN OF
                        ------------------------------

                            POGO PRODUCING COMPANY
                            ----------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------



1.  DESCRIPTION OF THE PLAN:
    ------------------------

General
-------

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment.

John O. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

Investments
-----------

The investment options include the Pogo common stock, the Prime Portfolio Money Market Fund, the Investment-Grade Corporate Portfolio Bond Fund, the Vanguard Wellington Income Fund, the Vanguard Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

Contributions
-------------

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Internal Revenue Code of 1986, as amended (the IRC), each participant's contributions are subject to certain limitations. This limitation was $10,000 for 1999 and 1998. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock.

Distributions and Withdrawals
-----------------------------

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

Forfeitures
-----------

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense for one year. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At December 31, 1999, there were 720 shares of Pogo's common stock forfeited and held in suspense.

Termination of the Plan
-----------------------

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

2.  SUMMARY OF ACCOUNTING POLICIES:
    -------------------------------

Basis of Accounting
-------------------

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

Prior-Year Reclassifications
----------------------------

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  RECONCILIATION OF FINANCIAL
    STATEMENTS TO FORM 5500:
    ----------------------------

The following is a reconciliation of net assets available for Plan benefits from the financial statements to the Form 5500:

                                                                                            December 31
                                                                               ----------------------------------
                                                                                     1999                1998
                                                                               ---------------     --------------
      Net assets available for Plan benefits per the financial statements          $15,938,474        $10,808,894
        Less- Amounts allocated to withdrawing participants                            (10,082)            (5,733)
                                                                                --------------      -------------

      Net assets available for Plan benefits per the Form 5500                     $15,928,392        $10,803,161
                                                                                 =============      =============

The following is a reconciliation of withdrawals and terminations from the financial statements to the Form 5500:

                                                                                                      December 31
                                                                                              --------------------------
                                                                                                 1999          1998
                                                                                              -----------    -----------
     Withdrawals and terminations per the financial statements                                 $916,508      $1,255,515
        Add- Amounts allocated to withdrawing participants, December 31, 1999
          and 1998                                                                               10,082           5,733
        Less- Amounts allocated to withdrawing participants, December 31, 1998                   (5,733)       (385,348)
          and 1997                                                                             --------      ----------

     Withdrawals and terminations per the Form 5500                                            $920,857      $  875,900
                                                                                               ========      ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4.    INVESTMENTS:
      ------------

The following details investments held by the Plan:

                                                                                                    December 31
                                                                                          -----------------------------------
                                                                                                 1999               1998
                                                                                          ----------------    ---------------
     Pogo common stock-
       Participant-directed                                                               $ 2,310,016/(a)/   $   847,540/(a)/
       Nonparticipant-directed                                                              5,541,755/(a)/     3,174,803/(a)/
     Prime Portfolio Money Market Fund                                                        834,624/(a)/       931,769/(a)/
     Investment-Grade Corporate Portfolio Bond Fund                                           449,526            629,581/(a)/
     Vanguard Wellington Income Fund                                                        1,284,933/(a)/     1,288,076/(a)/
     Vanguard Index Trust - 500 Portfolio                                                   1,615,198/(a)/     1,094,813/(a)/
     Vanguard PrimeCap Fund                                                                 3,814,396/(a)/     2,761,141/(a)/
                                                                                          -----------        -----------

                                                                                          $15,850,448        $10,727,723
                                                                                          ===========        ===========

_______________
/(a)/ Denotes investment exceeding 5 percent of net assets available for Plan benefits at December 31, 1999 and 1998, respectively.

During 1999 and 1998, the Plan's investments appreciated (depreciated) in value by $3,801,276 and $(4,178,966), respectively, as follows:

                                                     1999            1998
                                                ------------     ------------

     Common stock                               $2,827,947       $(4,835,451)
     Common/collective trusts                      (66,573)              722
     Registered investment companies             1,039,902           655,763
                                                ----------       -----------

                                                $3,801,276       $(4,178,966)
                                                ==========       ===========

5.  NONPARTICIPANT-DIRECTED INVESTMENTS:
    ------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                            December 31
                                                                                    -----------------------------
                                                                                           1999            1998
                                                                                    -------------    ------------
     Net assets-
        Investments, at quoted market value                                         $5,541,755         $3,174,803
        Company contributions receivable                                                35,421             32,189
                                                                                    ----------         ----------

                                                                                    $5,577,176         $3,206,992
                                                                                    ==========         ==========

                                                                                        Year Ended December 31
                                                                                    ------------------------------
                                                                                         1999            1998
                                                                                    -------------    -------------
     Changes in net assets-
        Interest/dividend income                                                    $   31,990         $    27,741
        Net appreciation (depreciation) in market value of investments               1,986,334          (3,785,250)
        Company contributions                                                          744,905             655,796
        Withdrawals and terminations                                                  (393,224)           (480,936)
                                                                                    ----------         -----------

                                                                                    $2,370,005         $(3,582,649)
                                                                                    ==========         ===========

6.  RELATED-PARTY TRANSACTIONS:
    ---------------------------

Certain Plan investments are shares of mutual funds managed by The Vanguard Group (Vanguard). Vanguard is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.  FEDERAL INCOME TAXES:
    ---------------------

The Plan obtained its latest determination letter on February 25, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the
IRC). The administrative board believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrative board believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

8.  RISKS AND UNCERTAINTIES:
    ------------------------

The Plan provides for investments in company common stock, common/collective trusts and various registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

                                                                    SCHEDULE I


                        TAX-ADVANTAGED SAVINGS PLAN OF
                        ------------------------------

                            POGO PRODUCING COMPANY
                            ----------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------



                                                                            Number of                              Current
        Identity of Issue              Description of Investment          Shares/Units           Cost               Value
        -----------------              -------------------------          ------------           ----               -----
Pogo Producing Company/(a)/        Pogo nonparticipant-directed
                                    common stock                                  271,980        $4,555,665       $ 5,541,755
Pogo Producing Company/(a)/        Pogo participant-directed common
                                    stock                                         113,383           /(b)/           2,310,016
Vanguard/(a)/                      Prime Portfolio Money Market Fund              834,624           /(b)/             834,624
Vanguard/(a)/                      Investment-Grade Corporate
                                    Portfolio Bond Fund                            55,429           /(b)/             449,526
Vanguard/(a)/                      Vanguard Wellington Income Fund                 45,956           /(b)/           1,284,933
Vanguard/(a)/                      Vanguard Index Trust - 500
                                    Portfolio                                      11,935           /(b)/           1,615,198
Vanguard/(a)/                      Vanguard PrimeCap Fund                          61,453           /(b)/           3,814,396
                                                                                                                  -----------

                                                                                                                  $15,850,448
                                                                                                                  ===========

/(a)/Indicated party in interest.
/(b)/Cost omitted for participant-directed investments.

                                             TAX-ADVANTAGED SAVINGS PLAN OF
                                             POGO PRODUCING COMPANY


                                                                     SCHEDULE II


                         TAX-ADVANTAGED SAVINGS PLAN OF
                        ------------------------------

                            POGO PRODUCING COMPANY
                            ----------------------


                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------

                                                                                                      Current Value        Net
                                                                   Purchase     Selling    Cost of     of Asset on        Gain
Identity of Party Involved   Description of Asset  Transaction     Price        Price      Asset      Transaction Date    (Loss)
----------------------------  --------------------  -----------   --------      -------    -------    ----------------   ------
Pogo Producing Company        Pogo common stock     51 purchase
                                                    transactions   $1,463,817    $  -      $1,463,817      $1,463,817       $  -
Pogo Producing Company        Pogo common stock     1 sale
                                                    transaction         -         24,726       21,239          24,726         3,487



NOTE:  This schedule is a listing of a series of purchase and sale transactions in the same security which exceeded 5 percent of the Plan assets as of January 1, 1999.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TAX-ADVANTAGED SAVINGS OF
                                        POGO PRODUCING COMPANY

                                        /s/ JOHN O. McCOY, JR.
                                        ---------------------------------------
                                        By: John O. McCoy, Jr.
                                            Member of the Administrative Board

Date:  June 27, 2000

                                 EXHIBIT INDEX

Exhibit
Number                   Description
-------                  -----------

 23.1             -- Consent of Arthur Andersen LLP